June 26, 2003

Board of Directors
Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio 45211

      RE: State income tax opinion related to the reorganization and stock offering

Dear Sirs:

You have asked Grant Thornton LLP ("Grant Thornton") to provide an opinion as to the Ohio tax consequences of a proposed series of transactions involving Cheviot Savings Bank (hereinafter "the Bank"), Cheviot Financial Corp. (hereinafter "the Holding Company"), Cheviot Mutual Holding Company (hereinafter "the MHC"), Interim One (hereinafter "I1") and Interim Two (hereinafter "I2") whereby the Bank will become the wholly-owned subsidiary of the Holding Company, which in turn will become the majority-owned subsidiary of the MHC. The transactions are being undertaken to provide greater flexibility as to the types of businesses the Bank can invest in, as well as the amount, which the Bank can invest in subsidiaries.

Specifically, you have requested that the following issues regarding the Ohio tax consequences of the proposed transactions be addressed:

1. Whether the Bank, the Holding Company, the MHC, I1 or I2 will recognize any taxable income as a result of the reorganization transactions.

2. Whether the basis in the assets of the Bank, the Holding Company, the MHC, I1 and I2 will be the same to the transferee as the basis in the hands of the transferor.


Facts
-----

Pursuant to a Plan of Reorganization (hereinafter "the Plan") dated June 24, 2003, the above described two-tier holding company structure will be formed. This ownership structure will be created by a series of transactions described more completely in the federal income tax opinion letter drafted by Frost Brown Todd LLC to the board of directors in June of 2003.

In summary, the Bank will organize an interim stock savings bank (I1) as a wholly owned subsidiary. I1 will organize an interim stock savings bank (I2) as a wholly owned subsidiary. I1 will organize Holding Company as a wholly owned subsidiary. The Bank will exchange its charter to become a permanent stock savings bank.

Board of Directors                      -2-                        June 26, 2003
Cheviot Savings Bank


I1 will exchange its charter and become the MHC (a federal mutual holding company). The Bank will merge with and into I2, with the Bank continuing on as the resulting institution. All of the initially issued shares of the Bank will be transferred to the MHC in exchange for membership interest therein. The MHC will contribute the stock of the Bank to the Holding Company thereby causing the Bank to become a wholly owned subsidiary of the Holding Company. Contemporaneous with the reorganization, the Holding Company will offer for sale in a subscription and community offering shares of common stock.

Opinion
-------

Based on the foregoing facts and representations, together with the relevant sections of the Ohio Revised Code (ORC) and judicial precedents as of the date hereof, and provided that each of the corporations named herein is at the time of each transaction a corporation within the meaning of Internal Revenue Code
Section 7701(a)(3), Grant Thornton is of the opinion that it is more likely than not that for Ohio income tax purposes:

1. Neither the Bank, the Holding Company, the MHC, I1 nor I2 should recognize any taxable income as a result of the transactions described herein.

2. The basis of the assets of the Bank, the Holding Company, the MHC, I1 and I2 should be the same in the hands of the respective transferees as in the hands of the transferor.

Discussion
----------

Ohio Revised Code section 5733.04(I) defines the term "net income" to mean the taxpayer's taxable income before net operating loss deduction and special deductions, as required to be reported for the taxpayer's taxable year under the Internal Revenue Code, subject to certain modifications. ORC section 5733.04(G) states that the Internal Revenue Code means the Internal Revenue Code of 1986, as amended. Consequently, so long as the Plan described herein does not generate federal taxable income to either the corporate entities or the shareholders involved in the reorganization, it should not generate any Ohio taxable income. Ensuring a tax free plan of reorganization is of primary concern to the MHC and the Holding Company since the Bank should determine it's Ohio franchise tax liability based on the value of the MHC's net worth.

The ORC does not make special provisions for asset basis or holding period considerations. Those items have no relevance outside of their impact on the computation of the federal taxable income and federal income tax. Consequently, their treatment for Ohio tax purposes should mirror the federal tax law.

Board of Directors                      -3-                        June 26, 2003
Cheviot Savings Bank


Caveats and Limitations
-----------------------

It is assumed that for the purpose of this opinion that the management of the Bank, the Holding company, the MHC, Frost Brown Todd, or Keefe, Bruyette & Woods are not aware of any facts inconsistent with those set forth above. Also, it is assumed the opinion accurately reflects all consummated and proposed transactions. The existence of inconsistent facts and/or proposed transactions not set forth above could alter our opinion. Additionally, the opinions expressed herein are based upon the provisions of the IRC, the ORC, Treasury Regulations (both current and proposed), Revenue Rulings and Revenue Procedures and related authorities.

Our opinion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our opinion may require reevaluation in the event any such fact or representation is inaccurate as of the date of this opinion.

The conclusions expressed in this opinion reflect what we believe to be the Ohio income tax consequences of the transactions described herein. Nevertheless, they are only opinions, and no assurance can be given that the State of Ohio will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding the tax consequences under the internal revenue code. Additionally, no opinion is expressed on State of Ohio tax matters except those specifically discussed herein, specifically including the tax-free status of the reorganization transactions discussed herein.

This letter is intended solely for reliance upon by Cheviot Savings Bank and should not be used for any other purpose. If you have any questions, please feel free to call Stanley J. Quay, David M. Tedtman, Kevin L. Holmes or Kevin M. Zins at 513.762.5000.

Very truly yours,

/S/ GRANT THORNTON LLP


SJQuay